

LIVI

The Livie and Luca Small Business Bond™

What we believe

When you're a kid, every day is an opportunity. To try something new. To take a big leap. To become, with every new experience, the brilliant, shining star you already are.
At Livie and Luca, we believe every child should have the opportunity to take the road less traveled. To explore and express their truest selves. To find their own path joy.

We exist to support kids in their journey. Everything we do is infused with childlike wonder and magic. Everything we make is constructed with care and detail -- to hold up no matter the adventure. And everything we create empowers kids in body, mind, and spirit, so nothing can stand in their way.

Bond Offering

Raising

$100,000

Yield Range

7.00–9.00%

Repayment Period

60 months

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About Livie and Luca

Founder's Story

As a first-generation Latina, I grew up determined to work hard and make a better life for myself and my family. Despite a learning disability, I studied all night, graduated top of my class, and went on to complete a degree in Interdisciplinary Studies at UC Berkeley.

Yet I always knew I needed more than just "success." I yearned for a life filled with purpose, of serving the divine self.

Along the way, I tried many paths: providing health education for women and migrants, becoming a professional makeup artist, and working at a Fortune 500 company.

Then, in 2005, I came across a pair of beautiful, handmade kids shoes designed like little red foxes. I held them in my hand, admiring the fine details — the care and craftsmanship, the creative yet timeless design — and that's when I knew. I'd found my path to joy.

Today, Livie and Luca is a beloved brand that brings people together. It's a vibrant community of those who dare to do things differently and who are called to awaken joy as a force for change in the world — one step at a time.

Love,
Mitzi Rivas

Metrics

Steady year-over-year sales revenues with the last 2 years hitting roughly $7M in revenues each in 2018 and 2019.

Gross margins were 62% in fiscal year 2019 and 63% in fiscal year 2018.

Revenue

2019	$6,948,933
2018	$7,041,306

Roadmap

Livie & Luca intends to use funds to purchase inventory required to reach Q3 and Q4 revenue goals.

A portion of this inventory is presold and reserved for wholesale customers.

Another portion will be needed to generate direct to consumer sales in anticipation of the highest selling season of the year; Black Friday/Cyber Week.

Recognition

Instagram	48k followers
Facebook	96k Likes
Red Tricycles - Best Kids Shoes Award 2016	

https://www.livieandluca.com/